Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

1.	JA Development Co., Ltd. (British Virgin Islands)

2.	JingAo Solar Co., Ltd. (Ningjin, China)

3.	Shanghai JA Solar Technology Co., Ltd. (Shanghai, China)

4.	JA Solar USA Inc. (California, USA)

5.	Shanghai JA Solar PV Technology Co,. Ltd. (Shanghai, China)

6.	JA Solar Technology YangZhou Co., Ltd. (Yangzhou, China)

7.	JA Solar Hong Kong Limited (Hong Kong)

8.	Jing Hai Yang Semiconductor Material (Donghai) Co., Ltd. (Donghai, China)

9.	Yangzhou JA Solar R&D Corporation Limited (Yangzhou, China)

10.	Jindosun Park.,Inc. (Korea)

11.	JA Luxembourg S.ò.r.l. (Luxembourg)

12.	JA Yangzhou PV Technology Co., Ltd. (Yangzhou, China)

13.	JA Solar GmbH (Germany)